Head Office
Nedcor Sandton
135 Rivonia Road
Sandown
Sandton 2196

PO Box 1144
Johannesburg 2000
South Africa
Tel +27 (0) 11 294 9106
Fax +27 (0) 11 295 9106
Website www.nedcor.co.za

NEDCOR

RECEIVED

2004 NOV 23 P 12:10

OFFICE OF INTERNATIONAL CORPORATE FINANCE

04046259

19 November 2004

Office of International Corporate Finance
Division of Corporation finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington D.C. 20549-0302
United States of America

SUPPL

Dear Sir

Nedcor Limited
Issuer No. 82-3893
Information Submitted Pursuant to Rule 12g3-2(b)
SUPPLEMENTAL INFORMATION

The following information is being furnished to the Commission on behalf of NEDCOR LIMITED in order to maintain such foreign private issuer's exemption from registration pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

We hereby attach a copy of the trading update, released on the JSE Securities Exchange stock exchange news service (SENS).

Should you have any queries please do not hesitate to contact me on 27 11 294-9107.

Yours faithfully

Jackie Katzin
Assistant Group Secretary

cc: Jonathan K. Bender, Esq

PROCESSED
NOV 30 2004
THOMSON FINANCIAL

dlw 11/30

Release Date: 11/11/2004 11:00:35

Nedcor Limited - Trading Update

NEDCOR LIMITED
(Incorporated in the Republic of South Africa)
Registration number: 1966/010630/06
JSE share code: NED
ISIN code: ZAE000004875
("Nedcor" or "the group")
TRADING UPDATE
OVERVIEW
The directors are pleased to report that trading for the nine months to 30 September 2004 ("the period") remains in line with forecasts.
Most of the key risks faced by the group at the beginning of the year have been addressed. The operating divisions are now able to focus more of their attention externally, refining processes and service delivery to customers, and in this way defending the group's market share.
PERFORMANCE FOR THE PERIOD
The primary focus in recent months has been on
- the strategic recovery programme and completing the merger,
- improving staff morale,
- initiating a black economic empowerment transaction, and
- reorganising the business to be more client focused, particularly in Nedbank Retail.

Performance for the period has been in line with management's expectations.
- Net interest income ("NII") continues to benefit from the improved funding profile and hedging strategies. NII has improved with the uplift created from the rights offer cash received in May, reduced funding drag as a result of the banking book being relatively interest rate neutral following the hedging strategy, the sale of non-core investments reported on in August and the repatriation of certain foreign capital. The result has been an increase in margin (based on average interest earning assets) to 3,13% for the period from 3,05% for the six months to June 2004. The group has also grown advances from R206,3 billion at 30 June 2004 to R208,6 billion at 30 September 2004. NII for the period amounts to R5,6 billion.
- Non-interest revenue ("NIR"), while still anticipated to be lower in 2004 than the level achieved last year, has shown an improvement since June, and deal flow has improved during the quarter to 30 September 2004. Exchange and securities dealing revenue, however, remains muted. NIR for the period amounts to R5,5 billion.
- Operating expenses for the period totalled R 7,8 billion (before merger and recovery programme costs and fees due to alliance partners). Staff numbers have reduced by a further 1 395 since June 2004 to 21 777. The cost to income ratio (excluding merger and recovery programme costs and foreign exchange translation losses) for the period of 71,1% has improved from the 73,0% reported for the six months to June 2004.
- Credit quality has generally been satisfactory and the charge against income for impairments remains stable, with total impairments amounting to R1,14 billion for the period.
- Taxation remains low, mainly because of the accounting treatment of structured finance transactions which requires the tax benefit to be reflected in the tax line with a corresponding reduction in margin.
- Shareholders were advised at the half year that the foreign exchange

translation risk had been substantially reduced by the repatriation or hedging of part of the foreign capital. At 30 September 2004 the year to date foreign currency translation losses on the remaining foreign capital, reflected in the income statement, amounted to R72 million based on an exchange rate of R6,465/US$, compared to the position at 30 June 2004 when these losses amounted to R213 million (based on R6,185/US$).

STRATEGIC RECOVERY PROGRAMME UPDATE

The strategic recovery programme is progressing as planned. The BoE merger is nearing completion with the migration of the NBS branch clients onto the Nedbank and Peoples Bank systems - having been completed in October. In August the group estimated costs for 2004 for the recovery programme of R459 million and for the merger of R315 million. While this remains the estimate, a portion of these costs may only be incurred in 2005.

FINANCIAL TARGETS

The group continues to pursue its target of achieving a return on ordinary shareholders' funds of at least 20% for 2007. Expense control remains a key focus and management aims to keep the growth in operating expenditure (excluding merger and restructuring costs) below revenue growth in order to achieve this target. Management is also targeting a cost-to-income ratio of 55% in 2007. The board remain confident that the group's tier 1 capital will exceed the target of 7.5% at year-end.

EARNINGS FORECASTS CONFIRMED

At the time of the announcement of the interim results to 30 June 2004, the group forecast that headline earnings (excluding translation gains or losses) for the year to 31 December 2004 would be between 0% and 15% greater than the R1 471 million reported in 2003. It also stated that due to the dilutionary impact from the increased number of shares in issue following the rights offer, headline earnings per share (excluding translation gains or losses) were expected to be between 6% and 19% lower than the 502 cents per share reported in 2003. This remains the directors' forecast.

Assuming a stable Rand exchange rate for the remainder of the year, and based on the forecast range of headline earnings per share above, attributable earnings per share are estimated to be between 315 and 377 cents per share, compared to the loss of 546 cents per share in 2003.

Shareholders are reminded that these forecasts have not been reviewed or reported on by the group's auditors.

For further information kindly contact:
Tier 1 Investor Relations
+27 (0)21 702 3102
Sandton
11 November 2004
Sponsors to Nedcor:
Merrill Lynch South Africa (Pty) Limited
Nedbank Capital
Date: 11/11/2004 11:00:13 AM Produced by the JSE SENS Department

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